Exhibit 21.01
Symantec Corporation
Subsidiaries

Name of Subsidiary	State or other Jurisdiction of Incorporation
Symantec Holdings Limited	Ireland
Symantec International	Ireland
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware, USA